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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number: 000-25133

CUSIP Number: 71713J107

NOTIFICATION OF LATE FILING

(Check One):    ☒  Form 10-K    ☐  Form 20-F    ☐  Form 11-K    ☐  Form 10-Q    ☐  Form N-SAR

For Period Ended: December 31, 2003

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended:

For the Transition Period Ended

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I — REGISTRANT INFORMATION

Full name of registrant:	PharmaNetics, Inc.

Address of principal executive office (Street and Number): 9401 Globe Center Drive, Suite 140

City, state and zip code:	Morrisville, North Carolina 27560

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Form 10-K for the fiscal year ended December 31, 2003 for the Registrant could not be filed within the prescribed period because the Registrant was unable to timely compile and analyze the information necessary to complete and support its estimate of the appropriate amount of impairment, if any, to recognize on its long-lived assets in connection with the Registrant’s decision, in the fourth quarter of 2003, to pursue litigation against Aventis Pharmaceuticals and cease substantially all operations. The Registrant’s inability to complete and file its Form 10-K within the prescribed period could not have been eliminated by the Registrant without unreasonable effort or expense. The Registrant intends to secure a third-party valuation to help the Registrant determine whether it must recognize an impairment charge and file its Form 10-K within the next fifteen calendar days in accordance with Rule 12b-25.

PART IV— OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Kevin A. Prakke, Esq.	(919)	781-4000

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒  Yes    ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒  Yes    ☐  No

See attachment

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PharmaNetics, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2004	By:	/s/ John P. Funkhouser

John P. Funkhouser, Chief Executive Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

Securities and Exchange Commission

Form 12b-25

Commission File Number: 000-25133

Notification of Late Filing

Attachment for Part IV (3) Other Information

The Registrant anticipates that higher revenues in 2003 will be more than offset by an increase to corresponding expenses in 2003. In addition, if the Registrant determines that it must recognize impairment charges in 2003, its expenses in 2003 will increase to reflect such charges.